Form 5
1.	Name and address of reporting person:
	Stephen M. Evans
	1536 Beech Street
	Terre Haute, IN  47804

2.	Issuer name and ticker or trading symbol:
	General Housewares Corp. (GHW)

4.	Statement for month/year:
	1997

6.	Relationship of reporting person to issuer:
	Officer - V.P. Administration

1.	Title of security:
	Common Stock

2.	Transaction date:
	Periodic

3.	Transaction code:
B*
4.	Securities Acquired (A) or Disposed of (D)
	330.529 (A)
Price 7.987 - 8.775

5.	Amount of securities beneficially owned at end of issuer's
fiscal year:
	2,805(D)
	1,402.595 (I)*

9.	Number of derivative securities beneficially owned at end of year:
	30,167
/s/	Stephen M. Evans
	February 13, 1998

*Acquired on a periodic basis by the trustee of the Issuer's
Employee Stock Purchase Plan.  Represents shares acquired through
12/31/97, the latest date for which information is available.

FORM5\SME98.DOC